UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In april 2015 there were not operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Controller's
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	1,838,735,660	72.8395	36.4197
Non-Voting Shares	55,640,683	2.2041	1.1020
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	1,838,735,660	72.8395	36.4197
Non-Voting Shares	55,640,683	2.2041	1.1020

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In april 2015 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				17,933,382		0.7104	0.3552
Non-Voting Shares				24,300,311		0.9626	0.4813
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Non-Voting Shares	Bradesco S.A. C.T.V.M.	Sell	29-Apr	2,262	31.80	R$ 71,931.60
Non-Voting Shares		Sell	29-Apr	3,100	31.55	R$ 97,805.00
Non-Voting Shares		Sell	29-Apr	200	31.56	R$ 6,312.00
Non-Voting Shares		Sell	29-Apr	900	31.65	R$ 28,485.00
Non-Voting Shares		Sell	29-Apr	600	31.72	R$ 19,032.00
Non-Voting Shares		Sell	29-Apr	5,100	31.73	R$ 161,823.00
Non-Voting Shares		Sell	29-Apr	700	31.74	R$ 22,218.00
Non-Voting Shares		Sell	29-Apr	1,100	31.81	R$ 34,991.00
Non-Voting Shares		Sell	29-Apr	3,000	31.82	R$ 95,460.00
Non-Voting Shares		Sell	29-Apr	1,800	31.83	R$ 57,294.00
Non-Voting Shares		Sell	29-Apr	1,900	31.84	R$ 60,496.00
Non-Voting Shares		Sell	29-Apr	17,200	32.00	R$ 550,400.00
Non-Voting Shares		Sell	29-Apr	70	31.75	R$ 2,222.50
Non-Voting Shares		Sell	29-Apr	56	32.00	R$ 1,792.00
Non-Voting Shares		Sell	29-Apr	300	31.55	R$ 9,465.00
Non-Voting Shares		Sell	29-Apr	2,461	31.70	R$ 78,013.70
Non-Voting Shares		Sell	29-Apr	3,100	31.73	R$ 98,363.00
Non-Voting Shares		Sell	29-Apr	100	31.74	R$ 3,174.00
Non-Voting Shares		Total		43,949		R$ 1,399,277.80
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				17,933,382		0.7104	0.3552
Non-Voting Shares				24,256,362		0.9608	0.4804

Company: Bradesco Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				0		0.0000	0.0000
Non-Voting Shares				0		0.0000	0.0000
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				0		0.0000	0.0000
Non-Voting Shares				0		0.0000	0.0000

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In april 2015 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	(X) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				258,943		0.0102	0.0051
Non-Voting Shares				2,312,032		0.0915	0.0457
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Bradesco S.A. C.T.V.M.	Sell	10-Apr	1,200	31.20	R$ 37,440.00
Common Shares		Total		1,200		R$ 37,440.00
Non-Voting Shares		Buy	2-Apr	10	28.90	R$ 289.00
Non-Voting Shares		Buy	30-Apr	10	32.10	R$ 321.00
Non-Voting Shares		Total		20		R$ 610.00
Non-Voting Shares		Sell	29-Apr	83	31.75	R$ 2,635.25
Non-Voting Shares		Sell	29-Apr	1,300	31.55	R$ 41,015.00
Non-Voting Shares		Sell	29-Apr	700	31.60	R$ 22,120.00
Non-Voting Shares		Sell	29-Apr	2,600	31.71	R$ 82,446.00
Non-Voting Shares		Sell	29-Apr	42	31.75	R$ 1,333.50
Non-Voting Shares		Sell	29-Apr	5	31.78	R$ 158.90
Non-Voting Shares		Sell	29-Apr	1,500	31.55	R$ 47,325.00
Non-Voting Shares		Sell	29-Apr	1,500	31.71	R$ 47,565.00
Non-Voting Shares		Sell	29-Apr	700	32.20	R$ 22,540.00
Non-Voting Shares		Sell	30-Apr	3,748	32.00	R$ 119,936.00
Non-Voting Shares		Sell	29-Apr	3,748	32.20	R$ 120,685.60
Non-Voting Shares		Sell	8-Apr	35	31.35	R$ 1,097.25
Non-Voting Shares		Sell	8-Apr	600	31.38	R$ 18,828.00
Non-Voting Shares		Sell	30-Apr	600	31.91	R$ 19,146.00
Non-Voting Shares		Sell	29-Apr	9	31.75	R$ 285.75
Non-Voting Shares		Sell	29-Apr	2,100	31.80	R$ 66,780.00
Non-Voting Shares		Sell	29-Apr	1,000	31.76	R$ 31,760.00
Non-Voting Shares		Sell	29-Apr	538	31.80	R$ 17,108.40
Non-Voting Shares		Sell	29-Apr	200	32.05	R$ 6,410.00
Non-Voting Shares		Sell	6-Apr	35	31.20	R$ 1,092.00
Non-Voting Shares		Sell	6-Apr	500	31.21	R$ 15,605.00
Non-Voting Shares		Sell	6-Apr	100	31.22	R$ 3,122.00
Non-Voting Shares		Sell	1-Apr	45	30.49	R$ 1,372.05
Non-Voting Shares		Sell	1-Apr	600	30.55	R$ 18,330.00
Non-Voting Shares		Sell	29-Apr	20	31.91	R$ 638.20
Non-Voting Shares		Sell	29-Apr	600	31.95	R$ 19,170.00
Non-Voting Shares		Sell	2-Apr	900	31.30	R$ 28,170.00
Non-Voting Shares		Sell	29-Apr	9	31.80	R$ 286.20
Non-Voting Shares		Sell	29-Apr	11	31.87	R$ 350.57
Non-Voting Shares		Sell	29-Apr	600	31.86	R$ 19,116.00
Non-Voting Shares		Sell	29-Apr	50	31.97	R$ 1,598.50
Non-Voting Shares		Sell	29-Apr	500	32.00	R$ 16,000.00
Non-Voting Shares		Sell	2-Apr	40	31.05	R$ 1,242.00
Non-Voting Shares		Sell	2-Apr	600	31.07	R$ 18,642.00
Non-Voting Shares		Sell	30-Apr	2,857	32.00	R$ 91,424.00
Non-Voting Shares		Total		28,475		R$ 905,334.17
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				257,743		0.0102	0.0051
Non-Voting Shares				2,283,697		0.0904	0.0452

Note:
New members who belong to the Board of Executive Officers
Paulo Eduardo Waack
José Flávio Ferreira Clemente

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In april 2015 there were not operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	(X) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			30,471	0.0012	0.0006
Non-Voting Shares			444,258	0.0175	0.0087
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			30,471	0.0012	0.0006
Non-Voting Shares			444,258	0.0175	0.0087

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In april 2015 there were not operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	(x) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			1,540	0.0000	0.0000
Non-Voting Shares			3,976	0.0001	0.0000
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			1,540	0.0000	0.0000
Non-Voting Shares			3,976	0.0001	0.0000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 8, 2015

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.